Exhibit 99.1

Central GoldTrust

Wednesday July 23, 2014

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the six months ended June 30, 2014.

These interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The Trust’s interim financial statements are prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for part of the period covered by the first IFRS annual financial statements and IFRS 1 “First-time Adoption of IFRS” has been applied. The transition to IFRS has had no impact, other than in presentation, on the financial position or financial performance of the Trust.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	June 30,	December 31,
	2014	2013
Assets:
Gold bullion at market	$926,617,380	846,639,378
Cash and cash equivalents	12,647,818	13,854,297
Other receivables and prepayments	168,783	114,997
Total assets	$939,433,981	860,608,672
Liabilities: Accrued liabilities	$1,009,042	485,491
Total liabilities	$1,009,042	485,491
Equity: Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings inclusive of
unrealized appreciation of holdings	193,554,206	115,252,448
Total equity	$938,424,939	860,123,181
Total liabilities and equity	$939,433,981	860,608,672
Total equity per Unit	$48.63	44.57
Exchange rate: U.S. $1.00 = Cdn.	$1.0676	1.0636
Total equity per Unit
expressed in Canadian dollars	$51.91	47.40

The change in net assets (total assets less total liabilities) as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $15.6 million or 1.7% during the three months ended June 30, 2014. This increase was attributable to the 1.8% increase in the price of gold during the period.

Net assets increased by $78.3 million or 9.1% during the six months ended June 30, 2014. This increase was attributable to the 9.4% increase in the price of gold during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended June 30,			Six months ended June 30,
	2014	2013	2014	2013
Income:
Interest	$9,546	11,535	$18,400	22,824
Total income	9,546	11,535	18,400	22,824
Expenses:
Administration fees	452,280	473,749	906,433	1,027,127
Safekeeping fees and bank charges	252,421	265,788	502,892	580,327
Trustees’ fees and expenses	40,092	34,861	82,906	82,485
Unitholder information	31,979	26,501	43,604	39,265
Auditors’ fees	28,599	28,929	54,849	55,179
Regulatory filing fees	19,252	17,494	37,777	36,978
Stock exchange fees	12,680	14,001	25,360	28,003
Legal fees	10,760	20,503	24,562	28,090
Registrar and transfer agent fees	5,810	5,828	11,018	11,826
Miscellaneous	67	145	127	199
Total expenses	853,940	887,799	1,689,528	1,889,479
Net loss from Trust administration	(844,394)	(876,264)	(1,671,128)	(1,866,655)
Change in unrealized appreciation of holdings	16,403,851	(286,289,327)	79,972,886	(332,636,040)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	$15,559,457	(287,165,591)	$78,301,758	(334,502,695)
Basic and diluted net income (loss) per Unit	$0.81	(14.88)	$4.06	(17.33)

Net income, inclusive of the change in unrealized appreciation of holdings, was $15.6 million ($0.81 per Unit) for the three months ended June 30, 2014 compared to a loss, inclusive of the change in unrealized appreciation of holdings, of $287.2 million ($14.88 per Unit) for the comparable period in 2013. Net income, inclusive of the change in unrealized appreciation of holdings for the six months ended June 30, 2014 was $78.3 million ($4.06 per Unit) compared to a loss, inclusive of the change in unrealized appreciation of holdings, of $334.5 million ($17.33 per Unit) for the comparable period in 2013. Virtually all of the reported net income (loss) for both the three and six-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and six-month periods ended June 30, 2014 as compared to the same period in 2013. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three and six-month periods ended June 30, 2014 remained unchanged from their comparative periods in 2013 at 0.09% and 0.18% respectively. For the twelve-month period ended June 30, 2014, the expense ratio was 0.36% compared to 0.35% for the twelve-month period ended June 30, 2013.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 30, 2014, the Units of Central GoldTrust were 98.7% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).